Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, MD 21030

(410) 568-1500

June 18, 2020

Via EDGAR and Email

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Lisa Etheredge Robert S. Littlepage

Re:	Sinclair Broadcast Group, Inc. Form 10-K for the Year Ended December 31, 2019 Form 10-Q for the Quarter Ended March 31, 2020 Form 8-K filed May 6, 2020 File No. 000-26076

Dear Ms. Etheredge:

Please find the responses of Sinclair Broadcast Group, Inc. (the “Company”, “we”, “us” or “our”) to your letter dated June 9, 2020, providing comments relating to the Company’s (i) Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “10-Q”) and (ii) Current Report on Form 8-K filed May 6, 2020 (the “8-K”). In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-Q for the Quarter Ended March 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

1.	If the calculation of Adjusted EBITDA is a material term of your Bank Credit Agreement and information about that covenant is material to an investor's understanding of your financial condition or liquidity, please revise your MD&A in future filings to disclose measures calculated pursuant to the covenant.

In response to the Staff’s comment, the Company respectfully submits that the calculation of Adjusted EBITDA in isolation is not material under its Bank Credit Agreement. The Bank Credit Agreement requires the Company to maintain certain ratios, including a First Lien Indebtedness Ratio, which is based in part on the calculation of Adjusted EBITDA. Page 17 of the 10-Q specifically discloses the multiple required for compliance with these ratios as well as the Company’s compliance with these ratios and other financial covenants as of March 31, 2020. The Company also discloses on page 51 of the Form 10-Q that if it does not maintain the First Lien Indebtedness Ratio, it could be prohibited from accessing borrowing capacity under its Bank Credit Agreement. Moreover, as discussed below in our response to Staff comment two, we believe that Adjusted EBITDA is not a liquidity measure, but rather (i) an indicator of the operating performance of our assets and (ii) a measure of valuation frequently used by industry analysts, investors and lenders. Based on these facts, the Company believes its existing disclosure is consistent with Question 102.09 of the Staff’s Compliance and Discussion Interpretations: Non-GAAP Financial Measures.

Form 8-K filed May 6, 2020

Exhibit 99.1

Reconciliation of Non-GAAP Measurements - Unaudited, page 12

2A.	Please revise the title of this non-GAAP measure to distinguish it from EBITDA as commonly defined.

We note the guidance in Question 103.01 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 and accordingly, we will (i) revise the term “EBITDA” as used in Exhibit 99.1 of the 8-K to “Adjusted EBITDA” and (ii) delete the subtotal “EBITDA” as shown in our response below in all of the Company’s future filings.

2B.	If you consider these measures to be both liquidity and operating performance measures, please revise to disclose that fact and also reconcile your non-GAAP liquidity measures to the most directly comparable GAAP liquidity measures.

We note the guidance in Question 103.01 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 and respectfully submit that we use and disclose EBITDA and Adjusted EBITDA (each as defined in the 8-K) as a performance measure not a liquidity measure. We disclose on page 11 of Exhibit 99.1 of the 8-K that we believe (i) EBITDA to be an indicator of the operating performance of our assets and (ii) EBITDA is frequently used by industry analysts, investors and lenders as a measure of valuation. Further, we believe that Adjusted EBITDA is not a tool for measuring liquidity, discussion of financial condition, or, as discussed above in the response to Staff comment one, our ability to meet material debt covenants for liquidity purposes.

In future filings we expect our disclosure for Adjusted EBITDA will be as follows (as compared to the format that was provided in Q1 2020 with additions denoted by bold and underlined and deletions denoted by strikethrough):

The Company considers Adjusted EBITDA to be an indicator of the operating performance of its assets. The Company also believes that Adjusted EBITDA is frequently used by industry analysts, investors and lenders as a measure of valuation. ~~In addition, EBITDA is the basis for calculating Adjusted EBITDA under the Company's Bank Credit Agreement. (BCA), which is used in computing the Company's ability to borrow under the BCA.~~

These measures are not formulated in accordance with GAAP, are not meant to replace GAAP financial measures and may differ from other companies’ uses or formulations. The Company does not provide reconciliations on a forward-looking basis. Further discussions and reconciliations of the Company's non-GAAP financial measures to comparable GAAP financial measures can be found on its website www.SBGI.net.

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Sinclair Broadcast Group, Inc. and Subsidiaries

Reconciliation of Non-GAAP Measurements - Unaudited

All periods reclassified to conform with current year GAAP presentation

(in millions)

Three Months Ended XXXX,
	20XX		20XX
Adjusted EBITDA
Net income (loss) attributable to Sinclair Broadcast Group	$	XX	$	XX
Add: Inc (loss) from redeemable noncontrolling interests		XX		XX
Add: Inc (loss) from noncontrolling interests		XX		XX
Add: Provision (benefit) for income taxes		XX		XX
Add: Other expenses (income)		XX		XX
Add: Loss (income) from equity method investments		XX		XX
Add: Loss (income) from other investments and impairments		XX		XX
Add: Loss (gain) from extinguishment of debt/insurance proceeds		XX		XX
Add: Interest expense		XX		XX
Less: Interest income		XX		XX	)
Less: Gain on sale of assets		XX		XX	)
Add: Amortization of intangible assets & other assets		XX		XX
Add: Depreciation of property & equipment		XX		XX
Add: Total stock-based compensation		XX		XX
Add: Amortization of program contract costs		XX		XX
Less: Cash film payments		XX		XX	)
Add: Amortization of sports programming rights		XX		XX
Less: Cash sports programming rights payments		XX		XX
~~EBITDA~~	~~$~~	~~XX~~	~~$~~	~~XX~~
Adjustment for transaction, legal and other one-time expense		XX		XX
Adjusted EBITDA	$	XX	$	XX

If you have any questions concerning the matter discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration in these matters.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Senior Vice President and Chief
Accounting Officer

cc:	Via E-mail

Jeffrey B. Grill (Pillsbury Winthrop Shaw Pittman LLP)

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